Exhibit 99.5
7050372 Canada Inc.
Interim Financial Statements
(unaudited)
For the period ended September 30, 2009
(U.S. Dollars)

Statement of Earnings (unaudited)

Period from
Incorporation on
	Nine Months Ended	September 24, 2008
($ millions)	September 30, 2009	to September 30, 2008

Revenues, Net of Royalties	$—	$—

Expenses	—	—

Net Earnings Before Income Tax	—	—
Income tax expense	—	—

Net Earnings	$—	$—

Statement of Retained Earnings (unaudited)

Period from
Incorporation on
	Nine Months Ended	September 24, 2008
($ millions)	September 30, 2009	to September 30, 2008

Retained Earnings, Beginning of Period	$—	$—
Net Earnings	—	—

Retained Earnings, End of Period	$—	$—

Balance Sheet (unaudited)

	As at	As at
($ millions)	September 30, 2009	December 31, 2008

Assets	$—	$—

Liabilities and Shareholder’s Equity	$—	$—

See accompanying Notes to Financial Statements.

7050372 Canada Inc.	Financial Statements (prepared in US$)

Notes to Financial Statements (unaudited)
1. Background and Basis of Presentation
The Company was incorporated on September 24, 2008 under the Canada Business Corporations Act as 7050372 Canada Inc. The Company was inactive for the period from its date of incorporation to September 30, 2009.
In May 2008, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies — one a natural gas company and the other an integrated oil company. The proposed corporate reorganization (the “Arrangement”) was expected to close in early January 2009.
In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regained stability.
On September 10, 2009, EnCana’s Board of Directors unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement is expected to be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals.
Pursuant to the Plan of Arrangement, 7050372 Canada Inc. will amalgamate with Cenovus Energy Inc. (formerly named EnCana Finance Ltd.) on the effective date of the Arrangement to become a publicly-traded company. The amalgamated company’s name will be Cenovus Energy Inc.
Under the Arrangement, EnCana shareholders will receive one New EnCana common share and one Cenovus Energy Inc. common share in exchange for each pre-Arrangement EnCana common share held.
These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.
2. Share Capital
The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of Special Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There are no shares of any class issued or outstanding.

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7050372 Canada Inc.	Notes to Financial Statements (prepared in US$)